STOLT-NIELSEN S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

           STOLT-NIELSEN S.A. ANNOUNCES CLOSING OF MARINE HARVEST SALE

London, England - December 29, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo
Bors: SNI) today announced it had completed the sale of its 25% shareholding in Marine Harvest N.V. to Geveran Trading Co. Ltd. (which in turn contributed the business to Pan Fish ASA) after the recent approvals of the transaction from U.K. and French competition authorities.

As previously announced, on March 29, 2006, SNSA received a prepayment of EUR
293.8 million (approximately $353.5 million at the then current exchange rate) representing SNSA's full share of its 25% ownership interest. Final closing of the transaction was dependent on approvals from competition and regulatory authorities. All of these approvals have now been obtained.

The results of SNSA's 25% ownership in Marine Harvest have been included in SNSA's reported consolidated results through SNSA's fourth quarter of 2006. SNSA expects to record a gain of approximately $33 million on this transaction in the first quarter of 2007 based upon the estimated value of its investment in Marine Harvest.

CONTACT:     Richard M. Lemanski
             U.S. 1 203 299 3604
             rlemanski@stolt.com

             Jan Chr. Engelhardtsen
             UK 44 20 7611 8972
             jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sturgeon, and caviar.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek,"
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and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.